January 26, 2011

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-01-11

QUATERRA DRILLING AT NIEVES EXTENDS SILVER MINERALIZED ZONES

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced assay results from the first 19 core holes designed to evaluate numerous untested induced polarization (IP) anomalies identified at its Nieves silver property in northern Zacatecas, Mexico.

The program was designed to test numerous IP anomalies on several separate vein systems that appeared similar to other anomalies associated with known mineralization.

Highlights include:

  Gregorio North vein: Eight holes (QTA 112-118, QTA 122) have traced the Gregorio North vein for an additional 500 meters to the west. The vein now has a known strike length of approximately 1,000 meters. The two best holes (QTA 115-116) are on the extreme east end and will be offset further eastward. The decrease in grade and thickness to the west (QTA 122) will also be evaluated with further drilling.
  Concordia West vein: Three holes (QTA 119-120, QTA 123) drilled west of the La Quinta zone all intersected significant mineralization and demonstrate that La Quinta remains open in this direction. Hole QTA 123 contains 78.1 meters of 69 g/tonne silver beginning at a downhole depth of 103.6 meters, including a 13.85 meter interval averaging 290 g/tonne silver (8.5 oz/ton).
  California vein: Three holes (QTA 127-128 and QTA 130) were completed and demonstrate that the vein extends for a minimum distance of 350 meters. Hole QTA 130, near the east end of known mineralization, intersected several zones of shallow, stockwork style mineralization, including eight meters of 79 g/tonne silver beginning at a depth of 22 meters. Hole QTA 127 did not intersect significant mineralization. Additional drilling will be necessary to determine if the vein continues westward beyond this hole.
  Other targets: Two holes drilled on the Dolores vein (QTA 121,125) intersected weak mineralization. Two holes on the Santa Rita vein (QTA 124,126) drilled to test IP anomalies east of known mineralization intersected weak mineralization in one of the holes. A test at Orion (QTA 129) was negative.

“The current phase of drilling has doubled the strike length of the North Gregorio vein, intersected stockwork style mineralization on the California vein and extended the higher grade

La Quinta zone to the west,” says Tom Patton, Quaterra’s President and CEO. “Mineralization remains open for expansion on both the east and west ends of the Concordia and North Gregorio veins and is open to the east on the California vein.”

Currently, six to eight additional holes are being completed to test open-ended mineralization on the Concordia, Gregorio North and California veins.

Dr. Thomas Patton is the qualified person responsible for the preparation of this news release.

Exploration maps illustrating all of these features are posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website. All holes were drilled at an azimuth/inclination of 340 degrees/-60 degrees. True thicknesses are about 80% of intercept widths reported.

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico, and Vancouver, B.C., respectively. Property-specific standards were routinely submitted with each batch of samples. Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

January 2011 Nieves Drill Results: Holes QTA112 - QTA130

Hole	Area	From	To	Interval (m)	Au (g/tonne)	Ag (g/tonne)	Ag (oz/ton)	Pb (%)	Zn (%)
QTA112	Gregorio N	64.80	74.20	9.40	0.15	7	0.2	0.00	0.01

QTA113	Gregorio N	113.55	116.00	2.45	0.03	40	1.2	0.02	0.02
		138.50	146.95	8.45	0.06	16	0.5	0.01	0.02
		179.10	188.65	9.55	0.03	16	0.5	0.02	0.04

QTA114	Gregorio N	8350	108.15	24.65	0.23	11	0.3	0.01	0.01
		126.00	162.65	36.65	0.08	20	0.6	0.01	0.03
		159.00	162.65	3.65	0.18	132	3.9	0.07	0.10

QTA115	Gregorio N	2.00	28.55	26.55	0.21	19	0.6	0.02	0.04
includes		22.50	28.55	6.05	0.22	59	1.7	0.06	0.13
		58.25	62.90	4.65	0.14	66	1.9	0.03	0.07
		152.00	173.65	21.65	0.13	32	0.9	0.02	0.04

QTA116	Gregorio N	58.05	73.70	15.65	0.08	17	0.5	0.02	0.06
		148.85	187.50	38.65	0.10	23	0.7	0.02	0.03
includes		180.70	183.15	2.45	0.25	120	3.5	0.07	0.16

QTA117	Gregorio N	70.75	85.00	14.25	0.13	14	0.4	0.00	0.01
		132.00	140.00	8.00	0.16	56	1.6	0.03	0.06

QTA118	Gregorio N	85.50	87.75	2.25	0.03	24	0.7	0.01	0.02
		99.50	101.05	1.55	0.03	27	0.8	0.01	0.03
		146.10	148.30	2.20	0.27	34	1.0	0.01	0.03
		154.50	157.85	3.35	0.10	31	0.9	0.03	0.12
		181.95	182.20	0.25	1.20	1175	34.3	0.85	1.60
		205.00	210.05	5.05	0.03	21	0.6	0.02	0.06
		221.10	224.30	3.20	0.03	57	1.7	0.14	0.21

QTA119	Concordia W	106.70	108.50	1.80	0.52	88	2.6	0.18	0.33
		136.55	142.10	5.55	0.04	30	0.9	0.02	0.04
		158.10	218.05	59.95	0.04	17	0.5	0.05	0.07

QTA120	Concordia W	48.10	52.50	4.40	0.33	15	0.4	0.00	0.02
includes		51.85	52.50	0.65	1.80	71	2.1	0.01	0.07
		170.60	182.30	11.70	0.06	36	1.1	0.04	0.27

QTA121	Dolores E	109.30	109.85	0.55	0.61	16	0.5	0.00	0.12

QTA122	Gregorio N	60.20	67.10	6.90	0.08	14	0.4	0.00	0.01

QTA123	Concordia W	103.60	181.70	78.10	0.06	69	2.0	0.07	0.08
includes		103.60	134.85	31.25	0.11	149	4.4	0.12	0.14
includes		114.40	128.25	13.85	0.12	290	8.5	0.20	0.24
includes		117.20	117.45	0.25	1.82	6320	184.5	2.96	2.94

QTA124	Santa Rita	118.00	124.60	6.60	0.03	30	0.9	0.06	0.09

QTA125	Dolores	84.00	87.70	3.70	0.23	11	0.3	0.00	0.02
		210.00	225.00	15.00	0.05	23	0.7	0.02	0.04

QTA126	Santa Rita	no significant
		values

QTA127	California	no significant
		values

QTA128	California	128.00	131.00	3.00	0.07	13	0.4	0.01	0.02

QTA129	Gregorio N/Orion	no significant
		values

QTA130	California	22.00	30.00	8.00	0.05	79	2.3	0.03	0.1
includes		26.00	28.00	2.00	0.07	215	6.3	0.08	0.17
		80.10	83.00	2.90	0.03	108	3.2	0.04	0.24
		99.00	105.00	6.00	0.03	89	2.6	0.03	0.03
includes		103.00	105.00	2.00	0.03	235	6.9	0.09	0.05
		157.00	158.90	1.90	0.05	119	3.5	0.04	0.10